U. S. SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Classic Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18272 M 10 4

(CUSIP NUMBER)

Charles R. Hageboeck

President & Chief Executive Officer

City Holding Company

25 Gatewater Road

Cross Lanes, WV 25313

(304) 769-1100

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

May 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 18272 M 10 4

1.	Name of Reporting Person City Holding Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization West Virginia

Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,641,912 8. Shared Voting Power 0 9. Sole Dispositive Power 1,641,912 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,641,912
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

Item 1. Security and Issuer.

City Holding Company (“City”) hereby amends and supplements its Report on Schedule 13D originally filed by City on April 25, 2005 as it relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Classic Bancshares, Inc., a Delaware corporation (the “Corporation” or “Issuer”), whose principal executive offices are located at 344 Seventeenth Street, Ashland, KY 41101. On May 20, 2005, City announced that it had completed its acquisition of the Corporation and its affiliate, Classic Bank.

Item 2. Identity and Background.

(a)-(c) This Schedule 13D/A is filed on behalf of City Holding Company (“City”), a West Virginia corporation headquartered in Charleston, West Virginia. City is a bank holding company that provides diversified financial products and services to consumers and local businesses through its wholly-owned subsidiary, City National Bank of West Virginia. City’s principal executive offices are located at 25 Gatewater Road, Cross Lanes, WV 25313.

Pursuant to General Instruction C of Schedule 13D/A, the information shown below is being provided with respect to each executive officer and director of City (collectively, “Insiders”) as of the date of this filing.

Directors:

(Note: The business address of each director is 25 Gatewater Road, Cross Lanes, WV 25313)

Name	Principal Occupation
Samuel M. Bowling	President and Owner, Dougherty Company, Inc., Charleston, WV Vice Chairman of the Board, City Holding Company and City National Bank of West Virginia, Charleston, WV

Hugh R. Clonch	President, Clonch Industries, Dixie, WV

Oshel B. Craigo	Owner and Operator, Better Foods, Inc., Nitro, WV

William H. File, III	Partner, File Payne Scherer & File, Beckley, WV

Robert D. Fisher	Partner, Adams Fisher & Boggs, PLLC, Ripley, WV

Gerald R. Francis	CEO, First National Bank & Trust, Indianapolis, IN Chairman of the Board, City Holding Company and City National Bank of West Virginia, Charleston, WV

Jay C. Goldman	President, Goldman Associates, Inc., Charleston, WV

Charles R. Hageboeck	President and Chief Executive Officer, City Holding Company and City National Bank of West Virginia, Charleston, WV

David W. Hambrick	Self-employed Attorney, Alderson, WV

Name	Principal Occupation
Tracy W. Hylton, II	President, Eller, Inc., Beckley, WV

C. Dallas Kayser	Senior Partner, Kayser Layne & Clark, PLLC, Point Pleasant, WV

Philip L. McLaughlin	Retired Chairman of the Board, City Holding Company, Charleston, WV

Edward M. Payne, III	President, Piney Land Company, Beckley, WV

Robert T. Rogers	President and Chief Executive Officer, R. T. Rogers Oil Company, Hinton, WV

James L. Rossi	President, James Rossi, CPA, A.C., Point Pleasant, WV

Sharon H. Rowe	Vice President of Communications, The Greenbrier Resort and Club Management Company, White Sulphur Springs, WV

James E. Songer, II	President, Songer Insurance Agency, Beckley, WV

Albert M. Tieche, Jr.	General Manager, Black Knight Country Club, Beckley, WV

Mary H. Williams	Owner and Partner, Bistro Gourmet, LLC, Charleston, WV

Executive Officers Who Are Not Directors:

(Note: The business address of each executive officer is 25 Gatewater Road, Cross Lanes, WV 25313)

Name	Principal Occupation
John W. Alderman, III	Senior Vice President and General Counsel, City Holding Company and City National Bank of West Virginia

David L. Bumgarner	Chief Financial Officer, City Holding Company and City National Bank of West Virginia

John A. DeRito	Executive Vice President of Commercial Banking, City Holding Company and City National Bank of West Virginia

Craig G. Stilwell	Executive Vice President of Retail Banking, City Holding Company and City National Bank of West Virginia

Other than its executive officers and directors, to the best of City’s knowledge, there are no persons controlling or ultimately in control of City. However, City notes that Barclay’s Global Investors, N.A., filed a Schedule 13G on February 14, 2005 disclosing its ownership of 5.63% of the common stock of City.

(d) During the last five years, neither City nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither City nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f) All of the Insiders are U. S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to May 20, 2005, City purchased 112,401 shares of Common Stock. The aggregate amount of funds required to purchase those shares was $4,589,442. These funds were obtained from City’s internally generated working capital. Information on the acquisition of the remaining shares of Common Stock on May 20, 2005, is included in Item 4 below, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

The response to Item 4 is hereby amended and supplemented as follows:

On May 20, 2005, City announced the completion of the acquisition of the Corporation and the merger of its affiliate, Classic Bank, with and into City’s affiliate, City National Bank of West Virginia. Shareholders of the Corporation are in the process of exchanging their shares of the Corporation’s stock for 0.9624 shares of City common stock and $11.08 in cash for each share of the Corporation’s common stock owned by them on May 20, 2005.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and supplemented as follows:

(a)-(b) City’s responses with respect to Rows 11, 12 and 13 of the cover pages to this Schedule 13D/A that relate to the aggregate amount and percentage of the Corporation’s common shares beneficially owned by City are incorporated herein by reference. City’s responses with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D/A that relate to the amount of the Corporation’s common shares as to which City has: (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power are incorporated herein by reference. To the best of City’s knowledge, as of May 20, City beneficially owns a total of 1,641,912 (or 100%) of the Corporation’s common shares, and possesses the right to vote and the right to dispose of such shares and none of the Insiders beneficially owns any of the Corporation’s securities.

(c) Other than the transactions described in Item 4 above, neither City nor, to City’s knowledge, any Insider has effected any transaction in the Corporation’s common shares since the Schedule 13D filed on April 25, 2005 except those transactions by City as listed below (prices exclude commissions paid):

Purchase Date	Number of Shares	Purchase Price	Open Mkt/ Private Trans
3/21/2005	1,700	$40.5000	Open Mkt
3/23/2005	9,486	$39.8511	Open Mkt
3/24/2005	514	$40.0000	Open Mkt
3/28/2005	200	$39.4500	Open Mkt
3/29/2005	1,600	$39.4906	Open Mkt
3/31/2005	8,200	$39.4324	Open Mkt
4/4/2005	400	$39.3750	Open Mkt
4/6/2005	2,659	$39.9906	Open Mkt
4/7/2005	1,651	$39.9505	Open Mkt
4/8/2005	290	$39.9969	Open Mkt
4/11/2005	100	$39.0000	Open Mkt
4/12/2005	643	$38.9981	Open Mkt
4/14/2005	4,257	$38.9279	Open Mkt
4/18/2005	3,484	$39.6701	Open Mkt
4/19/2005	7,056	$40.2914	Open Mkt
4/20/2005	661	$40.3424	Open Mkt
4/21/2005	100	$41.5000	Open Mkt
4/22/2005	1,630	$42.0007	Open Mkt
4/25/2005	553	$42.3373	Open Mkt
5/2/2005	1,799	$42.0000	Open Mkt
5/10/2005	1,090	$42.4992	Open Mkt
5/11/2005	2,200	$42.5000	Open Mkt
5/12/2005	1,710	$42.5000	Open Mkt
5/13/2005	5,000	$42.1510	Open Mkt
5/16/2005	3,600	$42.1472	Open Mkt

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated in this Item 6 by reference. Other than the Merger Agreement described in Item 4 of the Schedule 13D filed on April 25, 2005, there are no contracts, arrangements, understandings or relationships between City (including its Insiders) and any other entity or person with respect to the Corporation’s common shares.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Reorganization among Classic Bancshares, Inc. Classic Bank, City Holding Company, and City National Bank of West Virginia dated December 29, 2004 (incorporated by reference to Exhibit 2(1) of the Form 8-K of City Holding Company for the event of December 29, 2004 filed as of December 29, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2005	City Holding Company

	By:	/s/ Charles R. Hageboeck
Charles R. Hageboeck
President and Chief Executive Officer